Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

June 9, 2015

YOUR VOTE IS IMPORTANT!

VOTE THE WHITE PROXY CARD TODAY “FOR” THE AMALGAMATION AGREEMENT BETWEEN PARTNERRE AND AXIS CAPITAL

Dear PartnerRe Shareholder:

At the Special Meeting of Shareholders to be held on July 24, 2015, you will be asked to make an important decision related to your investment in PartnerRe and the future of the Company.

The PartnerRe Board’s number one objective is to achieve the best outcome for all the Company’s constituents, including our shareholders. Over the past several years we have engaged in a thorough process to explore various strategic options and a range of potential transactions with companies in the reinsurance and primary insurance markets, including considering if an outright sale made sense.

After evaluating this full range of alternatives, it became clear that merging with AXIS Capital – a strategic partner with a roughly even split of reinsurance and insurance businesses – is the most compelling opportunity for our shareholders at this time. This merger of equals was unanimously approved by the Boards of Directors of both companies.

The merged company will be an industry powerhouse – stronger, more diversified, less volatile, and highly capital efficient – with gross premiums written in excess of $10 billion, approximately $13 billion of combined shareholders equity, as well as cash and invested assets of more than $31 billion.

The PartnerRe Board recommends that shareholders vote “FOR” the amalgamation agreement between PartnerRe and AXIS Capital to create a world-class global insurance/reinsurance company built to perform through secular and cyclical change and drive superior and stable value creation. Please use the enclosed WHITE proxy card to vote today – by telephone, by Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

Together, PartnerRe and AXIS Capital will be the “go to” market for clients, driving tremendous growth opportunities.

The combined company will be a top five global reinsurer with increased scale and relevance. In addition to greater business opportunities and the ability to expand the breadth of our products globally, the combined company will have a leading specialty insurance franchise and will be well positioned to take advantage of growth opportunities in the specialty insurance and life, accident and health markets throughout the world.

Combination results in double-digit EPS accretion and meaningful ROE expansion.

The financial rationale for the merger is clear.

We believe the merger will result in double-digit earnings per share (“EPS”) accretion and a return on equity (“ROE”) of over 12%. We see this combination adding over 3.5% of ROE accretion by 2017, which will make us one of the premier performing companies in insurance and reinsurance, and we expect to have the highest ROE within our peer group. We believe the combined company’s high ROE and low volatility profile will support a premium valuation relative to its peers.

Increased balance sheet strength and capital generation will provide flexibility in the deployment of capital, including reinvestment in the business, the return of $750 million to shareholders immediately following closing, and an additional $2.2 billion of buybacks and dividends expected through 2017, equivalent to 100% of operating earnings.

With four clear profitability drivers – synergies, capital management, third party capital, and growth opportunities – we are confident that we will have the necessary tools to become a market leader while creating sustainable value for our shareholders.

The merger will accelerate leadership in key markets while also making your Company more efficient.

The enhanced scale and breadth of the combined platform will better position your company to benefit from the growth in alternative capital vehicles that stand to generate over $60 million in annual fees and free up additional capital, allowing further room for growth.

With the availability of third party alternative capital, the combined entity will create meaningful opportunities to leverage franchises, offer a broader range of cost effective solutions, generate attractive fee revenue, and release additional capital.

The combined company’s leadership team has extensive experience in successful expense reduction initiatives and has a clear path to deliver at least $200 million in identifiable and concrete cost synergies once fully integrated.

The merger provides strength for a continued dividend

for holders of Common and Preferred shares.

Voting “FOR” the transaction is the best way to protect your investment and your dividend.

PartnerRe and AXIS Capital currently have A- Long-Term Ratings with “Stable Outlooks” from S&P. In addition, both PartnerRe and AXIS Capital are currently rated A+ by AM Best and S&P with respect to each Company’s financial strength. These strong ratings from leading global investor rating services result in a rating for preferred securities of BBB, reflecting the meaningful security of your dividends and the value of your investment.

Based on our analysis and initial feedback from the rating agencies, we are confident that these ratings would remain at their current strong levels upon closing of the agreed transaction with AXIS Capital and into the future. Importantly, for holders of preferred shares, the current rating on PartnerRe Preferred Securities is unlikely to change.

Your investment in the capital structure of the new merged Company will be supported by a stronger combined balance sheet and an increased equity base, and your dividend stream will be supported by the greater earnings of the merged Company.

The PartnerRe-AXIS Capital merger is the right path forward for your Company.

We are confident in the strategic and financial merits of PartnerRe’s combination with AXIS Capital, and we believe there is significant long-term economic value to be generated for PartnerRe shareholders.

As we look toward the future, we see significant opportunities for growth that will drive profitability while continuing to maintain an attractive and diverse risk portfolio. This is the best value proposition for you and we urge you to vote “FOR” the amalgamation agreement between PartnerRe and AXIS Capital today.

NO MATTER HOW MANY SHARES YOU OWN, YOUR VOTE IS ESSENTIAL.
PLEASE VOTE THE WHITE PROXY CARD TODAY!

This is a critical time for PartnerRe’s shareholders – and the decision before you is an urgent one. Whether or not you plan to attend the Special Meeting of Shareholders, you have the opportunity to protect your investment by promptly voting the WHITE proxy card. We urge you to vote by telephone, by Internet, or by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

We thank you for your continued support, and we look forward to continuing to deliver outstanding value to you in the future.

Respectfully,

The Board of Directors of PartnerRe Ltd.

Your Vote Is Important, No Matter How Many Shares You Own.

If you have questions about how to vote your shares on the WHITE proxy card,

or need additional assistance, please contact the firm

assisting us in the solicitation of proxies:

INNISFREE M&A INCORPORATED

(877) 825-8971 (Toll-free from the U.S. and Canada)

+1-412-232-3651 (From other locations)

IMPORTANT

We urge you NOT to sign any Gold proxy card sent to you by EXOR.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•    the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•    the failure to consummate or delay in consummating the proposed transaction for other reasons;

•    the timing to consummate the proposed transaction;

•    the risk that a condition to closing of the proposed transaction may not be satisfied;

•    the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•    AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•    the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•    the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.